FORM 4 ____Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Heysel, Matthew, J. P. (Last) (First) (Middle) c/o China Broadband Corp, 1980-440-2 Ave. SW (Street) Calgary, Alberta, T2P 5E9 (City) (Province) (Postal Code)	2. Issuer Name and Ticker or Trading Symbol CHINA BROADBAND CORP. ("CBBD")	6. Relationship of Reporting Person(s) to Issuer (Check all Applicable) ___X___Director ______10% Owner ___X___Officer ______Other (Give Title Below) (Specify Below) Chief Executive Officer
3. I.R.S. Identification Number of Reporting Person, If an entity (Voluntary) N/A	4. Statement for Month/Day/Year April 23, 2003	7. Individual or Joint/Group Reporting (Check Applicable Line) ___X___Form Filed by One Reporting Person ____Form Filed by More than One Reporting Person
5. If Amendment, Date of Original (Month/Day/Year) N/A
TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A Deemed Execution Date (Month/Day/Year)	3. Trans-action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Code	V	Amount	(A) or (D)	Price
Common Stock Common Stock Common Stock	4/23/03 4/23/03 --	4/23/03 4/23/03 --	J1 J1 --	-- -- --	1,130,000 1,130,000 --	D A --	$0.036[1] $0.036[1] --	41,000 1,904,883 30,367	I I D	Big Sky Holdings MH Financial Mgmt
TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (e.g., puts calls warrants options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Con-version or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day /Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Trans-action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6. Date Exercisable and Expiration Date (Month/Day/ Year)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr. 5)	9. Number of Deriv-ative Securities Benefi-cially Owned Following Reported Trans-actions (Instr. 4)	10. Owner-ship Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Owner-ship (Instr. 4)
Code	V	(A)	(D)	Date Exer-cisable	Expi-ration Date	Title	Amount or Number of Shares
NIL

Explanation of Responses:

1. Mr. Heysel owns 51% of the issued and outstanding shares of Big Sky Holdings and 25% of the issued and outstanding of MH Financial Management and is an officer and director of both corporations. Big Sky Holdings sold China Broadband Corp. shares to MH Financial Management and the value of the shares was based on a share price of $0.036 CDN per share. The share price was calculated by taking the closing price of the shares on April 23, 2003 ( U.S.$0.04 ) and converting to Canadian dollars at the Bank of Canada April 23, 2003 spot rate, which resulted in a Canadian dollar price of $0.06 per share. A discount of 40% for lack of marketability (because of the Escrow Restrictions and U.S. Securities Restrictions ) was then applied to arrive at a value of $0.036 CDN per share.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

/s/ Matthew Heysel **Signature of Reporting Person	April 25, 2003 Date